Clear Street Markets LLC

SEC # 8-68977
CRD # 159283

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

December 31, 2019

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

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Report of Independent Registered Public Accounting Firm……………………….	1
Statement of Financial Condition…………………………………………………...	2
Footnotes to Statement of Financial Condition……………………………………....	4 - 9



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Clear Street Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clear Street Markets LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
February 28, 2020

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Clear Street Markets LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 5,914,300
Financial instruments owned, at fair value	641,913,017
Receivable from broker-dealers and clearing organizations	5,088,355
Other assets	1,708,414
Total Assets	**$ 654,624,086**

Liabilities and Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$ 590,780,202
Payable to broker-dealers and clearing organizations	9,527,479
Accounts payable and accrued liabilities	8,388,048
	608,695,729

Equity

Member's Equity	45,928,357
Total Liabilities and Equity	**$ 654,624,086**

The accompanying notes are an integral part of this statement of financial condition

1. Organization and Description of Business

Clear Street Markets LLC, formerly Summit Securities Group LLC ("the Company") is a limited liability company organized in the state of Delaware. The Company's sole Class A member is Clear Street LLC ("CS LLC"). The Company's sole Class B member is Clear Street Capital LLC ("Capital").

The Company's operating agreement provides that the CEO has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. As a limited liability company, the members' liabilities are limited to amounts reflected in their capital account.

The Company, founded in 2011 and headquartered in New York, is a proprietary trading firm and broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and maintains memberships at most principal United States exchanges including the New York Stock Exchange ("NYSE"), the NASDAQ Stock Exchange and the Chicago Board Options Exchange ("Cboe"). The Company's designated self-regulatory organization is Cboe.

CS LLC is also headquartered in New York and is a broker-dealer registered with the SEC, the Municipal Securities Rulemaking Board ("MSRB") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). CS LLC has clearing memberships with principal stock exchanges in the United States, including the NYSE and The Nasdaq Stock Market ('NASDAQ") among others. CS LLC is also a member of the Depository Trust and Clearing Company ("DTCC"), the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC"). CS LLC's primary designated self-regulatory organization is FINRA.

The Company does not execute or clear securities transactions for customers. Accordingly, the Company is claims an exemption under section k(2)(ii) of SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

In August of 2019 the Company completed a corporate reorganization whereby the Company, who was immediate parent of CS LLC prior to August 31, 2019 became CS LLC's subsidiary. As both the Company and CS LLC are entities under common control, the accompanying Financial Statements are presented as if the reorganization occurred on January 1, 2019, the beginning of the period presented. Accordingly, as of January 1, 2019, the Company's Statement of Changes in Member's Equity was adjusted by $11,598,038, the amount of the Company's Members' Equity attributable to CS LLC as of December 31, 2018.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S.GAAP).

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short term nature of these instruments. These assets would be categorized as Level 1 in the fair value hierarchy if they were required to be recorded at fair value.

The company maintains cash in bank accounts that, at times, may exceed federally insured limits. The company manages this risk by selecting financial institutions deemed highly credit worthy to minimize the risk.

Receivable from/Payable to broker-dealers and clearing organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. At December 31, 2019, Receivables from and Payables to broker-dealers and clearing organizations primarily represent amounts due to or from prime brokers in relation to the Company's trading activity.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased relate to market making and trading activities, and include listed and other equity securities.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include futures contracts, and options. Gains or losses on these derivative instruments are recognized currently within trading income in the Statement of Operations. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met.

Exchange Memberships

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. The Company's exchange memberships are included in Other assets in the Statement of Financial Condition.

New Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. Under the new ASU, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability is equal to the present value of the future lease payments. The ROU asset is based on the liability, subject to adjustment, such as for initial direct costs. For statement of operations purposes, leases are classified as either operating or finance. Operating leases result in straight-line expense (similar to previous operating lease guidance) while finance leases result in a front-loaded expense pattern (similar to previous capital lease guidance). Classification is based on criteria that are largely similar to those applied in previous lease accounting, but without explicit bright lines. Management has determined that as the lease of office space occupied by the Company is held by a related party and the space arrangement can be cancelled by either party at any time that there will is impact on the Company's financial statements.

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*, which modified the disclosure requirements on fair value measurements in ASC Topic 820, Fair Value Measurement. Disclosure requirements were eliminated for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. Disclosure requirements were modified for liquidation of investments in certain entities that calculate net asset value, and for measurement uncertainty disclosures. Disclosure requirements were added for changes in unrealized gains and losses for the period included in operating income for recurring Level 3 fair value measurements held at the end of

the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for periods beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326) -Measurement of Credit Losses on Financial Instruments*. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under current U.S. GAAP. In June 2019, the FASB issued ASU 2019-05, *Financial Instruments-Credit Losses* (Topic 326): *Targeted Transition Relief*, which provides entities with an option to irrevocably elect the fair value option on an instrument-by-instrument basis for certain instruments upon adoption of the new Credit Losses standard. The ASUs are effective for periods beginning after December 15, 2019, including interim periods within that fiscal year.

The Company is currently in the process of identifying and developing the changes to the Company's existing models and processes that will be required under CECL. As of December 31, 2019, the ASU is expected to impact only those financial instruments that are carried by the Company at amortized cost such as receivables from broker-dealers and clearing organizations. However, the ultimate impact of adoption of this ASU on the firm's financial condition, results of operations and cash flows will depend on, among other things, the economic environment and the type of financial assets held by the firm on the date of adoption.

2. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and Payables to broker-dealers and clearing organizations at December 31, 2019 consist of amounts due to and from prime brokers.

3.   Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in note 2: *Significant Accounting Policies*. Exchange-traded equity securities and listed equity options, are valued based on quoted prices from the primary exchange, and are classified as Level 1 securities in the fair value hierarchy. Corporate bonds are value based on recently executed transactions or market quotations, and are generally categorized as Level 2 investments in the fair value hierarchy. Values for financial instruments other than those discussed above are estimated in good faith by the Company, and are generally categorized as Level 3 in the fair value hierarchy. As of December 31, 2019, the Company held no financial instruments whose values were estimated by the Company.

Financial instruments owned and Financial instruments sold, not yet purchased consist of trading and investment securities reported at fair values, as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 624,869,542	$ -	$ -	$ 624,869,542
Listed equity options	15,194,373	-	-	15,194,373
Corporate bonds	-	1,849,102	-	1,849,102
Total Financial instruments owned	640,063,915	1,849,102	-	641,913,017
Total Assets	$ 640,063,915	$ 1,849,102	$ -	$ 641,913,017
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 305,736,802	$ -	$ -	$ 305,736,802
Listed equity options	275,272,424	-	-	275,272,424
Corporate bonds		9,770,976	-	9,770,976
Total Financial instruments owned, not yet purchased	581,009,226	9,770,976	-	590,780,202
Total Liabilities	$ 581,009,226	$ 9,770,976	$ -	$ 590,780,202

4. Derivative instruments

The fair value of the Company's derivative instruments not designated as hedging instruments on a gross basis consisted of the following at December 31, 2019:

Derivative Assets	Financial Statement Location	Fair Value	Notional Value
Interest rate futures	Receivable from broker-dealers and clearing organizations	$ 313	$ 24,613,531
Options	Financial instruments Owned	15,194,373	1,696,239,121

Derivative liabilities	Financial Statement Location	Fair Value	Notional Value
Interest rate futures	Receivable from broker-dealers and clearing organizations	$ (18,439)	$ 24,595,718
Fixed income futures	Receivable from broker-dealers and clearing organizations	(11,875)	779,531
Options	Financial instruments sold, not yet purchased	275,272,424	2,727,593,425

Amounts included in Receivable from broker-dealers and clearing organizations represents net variation margin on futures contracts.

5. Financial Instruments and Off-Balance Sheet Risk

Market Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2019 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2019. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears its trades through clearing brokers. In the event these entities do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these entities.

6. Related Party Transactions

The Company has a management and an expense sharing agreement with Clear Street Management LLC ("CS Management") which is the sole Class A member of Capital. The Company shares office space in New York with CS Management. CS Management also provides payroll and administrative services to the Company. The company is allocated cost based on actual usage. At December 31, 2019, included in Accrued expenses and other liabilities was $444,450 payable to CS Management.

The Company maintains a consulting and service agreement with Clear Street Technologies LLC ("CS Tech") for technology infrastructure and support. CS Tech is under common control with the Company through Capital which is the parent for both. At December 31, 2019, included in Accrued expenses and other liabilities was $597,944 payable to CS Tech.

In the ordinary course of business, the Company also interacts with two other affiliated entities under common control for various services. At December 31, 2019, included in Accrued expenses and other liabilities was $17,023 payable to one of these related parties.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $250,000 or a calculated amount based on the number of securities the Company makes markets in to a maximum of $1,000,000. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers ae required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. At December 31, 2019, the Company had net capital of $18,915,798, which was $17,915,798 in excess of its required net capital of $1,000,000.

8. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through February 28, 2020 the date of the issuance of the Statement of Financial Condition. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition at December 31, 2019.